S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

February 25, 2008

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on February 25, 2008 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

STRONG COPPER AND MOLY INTERCEPTED AT MAGALLANES, INCA PROJECT CHILE

SAMEX Phase I drilling encountered strong copper and molybdenum mineralization in the two holes drilled to test the Magallanes target located within the INCA project, Chile. Drill hole DDH-MG-01 intersected significant copper (chalcopyrite) over a drilled length of 121 meters, and drill hole DDH-MG-02 intersected significant molybdenite mineralization over a drilled length of 71 meters.

Item 5:

Full Description of Material Change

SAMEX Phase I drilling encountered strong copper and molybdenum mineralization in the two holes drilled to test the Magallanes target located within the INCA project, Chile.  The surface expression of the Magallanes target is a nearly concealed, small breccia outcrop with minor copper-oxide mineralization surrounded by alluvial cover.   A moderate IP anomaly is also coincident over the target area.  Drill hole DDH-MG-01 intersected significant copper (chalcopyrite) over a drilled length of 121 meters, and drill hole DDH-MG-02 intersected significant molybdenite mineralization over a drilled length of 71 meters (see table below and www.samex.com/news/News.html for graphics and glossary of technical terms).

Hole #	From (meters)	To (meters	Width (meters)	Est. True Width (meters)	Cu %	Mo %	Au (g/tonne)	Ag (g/tonne)
MG-01	84.0	205.0	121.0	69.4	0.38	---	0.183	2.97
Incl.	84.0	172.0	88.0	50.4	0.48	---	0.237	3.67
Incl.	102.0	142.0	40.0	22.9	0.70	---	0.309	5.47

MG-02	265.0	336.0	71.0	30.0	0.08	0.080	---	---
Incl.	302.0	334.0	32.0	13.5	0.12	0.147	---	---
Incl.	328.0	334.0	6.0	2.5	0.33	0.329	---	---

Drilling on the Magallanes target was part of a recently completed Phase I drilling program at INCA designed to test numerous targets for copper-molybdenum-gold mineralization under and proximally adjacent to known breccia bodies.  The program also began to test for possible hidden mineralized bodies related to surface vein and alteration features and IP anomalies.  This news release is the first in a series of announcements being compiled from results of the Phase I program.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 25th day of February, 2008.

“Larry D. McLean”

Director